

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02046757

NO ACT
P.E 6-7-02
1-06453

July 19, 2002

Act 1934
Section
Rule 14A-8
Public Availability 7/19/2002

David M. Silk
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: National Semiconductor Corporation
Incoming letter dated June 3, 2002

Dear Mr. Silk:

This is in response to your letters dated June 3, 2002 and June 7, 2002 concerning the shareholder proposal submitted to National Semiconductor by the United Brotherhood of Carpenters' Pension Fund. We also have received a letter on the proponent's behalf dated July 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Douglas J. McCarron
Fund Chairman
The United Brotherhood of Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

June 3, 2002

BY EMAIL AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: National Semiconductor Corporation
Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, National Semiconductor Corporation, a Delaware corporation (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2002 annual meeting of stockholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted to the Company on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund"), by facsimile on May 23, 2002. Copies of the Proposal and accompanying cover letter (the "Cover Letter"), dated May 22, 2002, are attached hereto as Attachment A.

On behalf of the Company, we respectively request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The resolution portion of the Proposal states: "Resolved, that the shareholders of National Semiconductor Corporation ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives."

II. Reasons for Omission

The Company may omit the Proposal pursuant to (1) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations—its choice of accounting methods, and (2) Rule 14a-8(i)(3), because it violates the proxy rules. In addition, the Company may omit the Proposal under Rule 14a-8(f) because the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8. The reasons for our conclusions in these regards are more specifically described below.

A. The Proposal Deals With a Matter Relating To the Company's Ordinary Business Operations and Therefore May Be Excluded Pursuant to Rule 14a-8(i)(7).

The Proposal requests that the Company "expense" stock options on its income statement. Implementation of the Proposal would require the Company to adopt a change in accounting principles so that stock options would be accounted for as provided under the so-called "fair value-based method" described in Statement of Financial Accounting Standards 123 ("SFAS 123"). Recognizing that a choice between two accounting principles is one of the most basic of ordinary business operations, the Staff has repeatedly agreed that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a- 8(i)(7). See, e.g., Travelers Group (February 5, 1998) (permitting exclusion of a proposal to utilize a particular accounting treatment for derivative financial instruments, and noting that the proposal relates to ordinary business operations "(i.e., accounting methods)"); The Boeing Company (March 6, 2000) (permitting exclusion of a proposal to utilize a particular form of disclosure of pension trust fund assets, and noting that the proposal relates to ordinary business operations "(i.e., choice of accounting methods)").

SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method, which is provided for under APB Opinion No. 25. The "fair value" method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The "intrinsic value" method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. The Company, like most publicly traded companies, uses the "intrinsic value" method of accounting for stock-based compensation plans.

The Company has historically set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. As a result, under the intrinsic value method, it is not required to record on its income statement any expense related to stock option grants. Adoption of the Proposal, which would involve "expensing in the Company's annual income statement the costs of all future stock options issued to Company executives," would require the Company to use the "fair value" method valuation for its options, such that the issuance of stock options would give rise to an expense that would appear in the Company's income statement.

The Staff has been presented with very similar proposals in the past and has consistently found them to be excludable pursuant to Rule 14a-8(i)(7). In Intel Corp. (Feb. 27, 2001), the registrant sought to exclude a proposal requesting the registrant to record the annual cost of stock options on its income statements and alter the presentation of certain portions of its balance sheets. The crux of the registrant's Rule 14a-8(i)(7) argument was that the subject matter of the proposal dealt with the registrant's decision to utilize the "intrinsic value" method of valuation instead of the "fair value" method of valuation of options. See id. at *3. The Staff recognized that the proposal related to the company's "ordinary business operations (i.e., choice of accounting methods)," and permitted the exclusion of the proposal pursuant to Rule 14a-8(i)(7). The Staff considered substantially identical proposals submitted to many other registrants and came to the same conclusion every time, finding that the proposals related to the company's "choice of accounting methods" and were therefore excludable on Rule 14a-8(i)(7) grounds. See, e.g., BellSouth Corp. (Jan. 22, 2001); AT&T Corp. (Jan. 8, 2001); General Electric Co. (Dec. 22, 2000); Pfizer, Inc. (Dec. 13, 2000).

The Staff also considered a proposal explicitly requesting that the registrant adopt the "fair value" method of accounting for stock options in General Electric Co. (Jan. 25, 1997), and again found that the registrant could exclude the proposal. In General Electric the proposal read "Resolved: That the corporation adopt the 'fair value' method of accounting for stock based compensation plans for transactions as is recommended in [SFAS 123]." The registrant in that case also noted that SFAS 123 permitted multiple approaches to the accounting of stock options, and that its election to use the "intrinsic value" method instead of the "fair value" method was a matter within its ordinary business operations. The Staff agreed, permitting the registrant to exclude the proposal pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)): "the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the presentation of financial reports to shareholders)." See id. at *6.

In this case, the Proposal seeks essentially the same action as that proposed in the Intel, BellSouth, AT&T Corp, Pfizer, and both General Electric no-action letters, namely, a specific election between two acceptable accounting policies. The Company believes that, as was the case in all of those no-action letters, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary business operations.

In addition, we note that, in accordance with SFAS 123, the Company already provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method had been used. See, e.g., Note 9 to the Consolidated Financial Statements of National Semiconductor Corporation, in the Company's Annual Report on Form 10-K for the fiscal year ended May 27, 2001. Thus, the Company's financial disclosures already provide all of the salient information and analysis that the Proposal seeks to have presented, including the impact on the Company's earnings that would arise from the use of the "fair value" method of options valuation. Accordingly, the Company may also exclude the Proposal under Rule 14a-8(i)(10) on the grounds that it has been substantially implemented. It is well-established that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, several of the actions requested by the proposal).

Finally, as noted in the General Electric no-action request letter, the fact that the Proposal relates to stock options does not remove it from relating to ordinary business matters. In fact, the Proposal's application to stock options causes it to fall within the ordinary business operations of the Company and is therefore excludable pursuant to Rule 14a-8(i)(7) for another reason: the Proposal relates to general compensation matters. Although the Proposal purports only to apply to options issued to executives, if the Proposal were implemented it would affect the manner in which the Company accounts for all employee stock options, not solely options granted to directors and executive officers. As a practical matter, the Company could not adopt the "fair value" method under SFAS 123 with respect to only some of its outstanding employee stock options, but not others; rather, if the Company is to utilize the "fair value" methodology it would need to do so for all of its options, including those granted to non-executives. The Staff has consistently stated that the Rule 14a-8(i)(7) exclusion applies to proposals relating to "general compensation issues," as opposed to proposals strictly limited to senior executive or director compensation issues. See e.g., Mattel, Inc. (April 1, 2002); AT&T Corp. (Feb 9, 2000); and Central and South West Corp. (Nov. 26, 1996).

B. The Proposal Violates the Proxy Rules and Therefore May Be Excluded Pursuant to Rule 14a-8(i)(3).

A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In this case, the second paragraph of the supporting statement of the Proposal makes reference to a Standard & Poor's report entitled "Measure of Corporate Earnings" (the "S&P Report"). The Proposal refers to "the compelling logic advanced by S&P for including stock option costs in earning statements," and implies that the S&P Report supports the Proposal. Although the S&P Report does describe the provision of timely information on stock option expenses, it does not advocate the inclusion of stock option expenses in the earnings statement as the Proposal asserts. Indeed, the S&P Report explicitly states: "Standard & Poors takes no position on questions of how employee stock options should be taxed, related questions of how to account for options, or issues of when they should or should not be used." (emphasis supplied)

The Staff is entitled to permit complete exclusion of proposals that violate Rule 14a-8(i)(3). However, if the Proposal cannot be omitted in its entirety, the Company believes that, at a minimum, the Fund should be required to delete the second paragraph of the supporting statement, which refers to and describes the S&P Report, in its entirety.

C. The Fund Has Failed To Comply With The Eligibility and Procedural Requirements Of Rule 14a-8.

The Fund indicated in its Cover Letter that it is the beneficial owner of 750 shares of the Company's stock, and that "the record holder of the stock will provide appropriate verification of the Fund's beneficial ownership of the stock by separate letter." As of the date hereof, the Company has not received any such verification, as is required by Rule 14a-8(b)(2). If a shareholder fails to fulfill the eligibility requirements set forth in Rule 14a-8(b), a registrant is permitted to exclude such shareholder's proposal pursuant to Rule 14a-8(f).

On May 31, 2002, the Company sent a letter to the Fund (a copy of which is attached hereto as Attachment B), by facsimile and overnight courier, notifying it of this procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Fund must send a response to the Company correcting these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification, which deadline is June 12, 2002. The Company recognizes that this period for correction has not yet run. Rule 14a-8(j), however, requires the Company to file any intention to omit a shareholder proposal with the Staff not later than 80 days prior to the date the Company files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Company believes that it is preferable for all parties, however, for it to submit its request for no-action relief as far in advance as possible so as best to comply with Rule 14a-8(j). Should the Proponent correct the deficiency described above on a timely basis the Company will promptly notify the Staff.

The Company has historically filed its proxy materials with the SEC during early August, and it has informed us that it may file its Proxy Materials this year as early as August 12, 2002. If the Company were to do so, the submission date of this letter would not be at least 80 days prior to the filing of the definitive Proxy Materials, as required by Rule 14a-8(j). Assuming that the Company files the Proxy Materials on August 12, 2002, the deadline for filing a request for no-action relief pursuant to Rule 14a-8(j) would have been May 24, 2002 – only one day after the Company received the Proposal. In view of this fact, we believe that "good cause" exists, within the meaning of Rule 14a-8(j), for the submission of this request for no-action relief after the 80-day deadline – in this case, 69 days prior to August 12, 2002. In that regard, we note that this request for no-action relief is being submitted only six business days after the Company's original receipt of the Proposal, and we believe that the Fund will have a full opportunity to respond to this request. We also note that the Staff found that "good cause" for submission of a no-action request subsequent to the 80-day deadline existed under similar circumstances in Dresdner RCM Global Strategic Income Fund, Inc. (Sept. 13, 2000), where the registrant's request for no-action relief was sent to the Staff on the eleventh business day following the registrant's receipt of the proposal.

III. Conclusion

We request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, we are also notifying the Fund of the Company's intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Barry A. Bryer, both of this office, at 212/403-1000 with any questions or comments regarding the foregoing.

Very truly yours,



David M. Silk

PI:lmf
Attachments

cc: (by overnight courier)

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington D.C. 20001

Mr. Edward J. Durkin
United Brotherhood of Carpenters, Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington D.C. 20001

Mr. John M. Clark III
Senior Vice President, General Counsel & Secretary
National Semiconductor Corporation
Legal Department
2900 Semiconductor Drive
MS G3-135
Santa Clara, California 95051



Attachment A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

Mr. John M. Clark III
Corporate Secretary
National Semiconductor Corporation
2900 Semiconductor Drive
Santa Clara, California 95052-8090

May 22, 2002

Re: Shareholder Proposal

Dear Mr. Clark:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the National Semiconductor Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to Company's executive stock option program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 750 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Stock Option Expensing Proposal

Resolved, that the shareholders of National Semiconductor Corporation ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. We urge your support of this important reform designed to improve corporate financial reporting.



National Semiconductor Corporation
3689 Kifer Road
Mail Stop G3-135
Santa Clara, CA 95051

John M. Clark III
Senior Vice President
General Counsel and Secretary
408 721 8529 Direct
408 733 0293 Fax

Attachment B

VIA FACSIMILE AND OVERNIGHT COURIER

May 31, 2002

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001
Fax: 202/543-5724

Dear Mr. McCarron:

On May 23, 2002, we received your letter, dated May 22, 2002, containing a stockholder proposal (the "Proposal") submitted for inclusion in the 2002 proxy statement of National Semiconductor Corporation (the "Company").

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the United Brotherhood of Carpenters Pension Fund (the "Fund"), in connection with the Proposal, is required to present the Company with proof of the Fund's ownership of voting securities of the Company. Your letter describes the Fund as the beneficial owner of 750 shares of the Company's common stock. The letter also states that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." We have not received any such documentation.

If the Fund is the beneficial owner of the Company's voting stock, Rule 14a-8(b)(2) requires proof of ownership in one of two ways: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Fund held the securities for at least one year or (2) if the Fund has filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii).

Pursuant to Rule 14a-8(f), a response furnishing the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to submit such proof within that time period will entitle the Company to exclude the Proposal from its 2002 proxy statement.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION

John M. Clark III
Senior Vice President,
General Counsel and Secretary

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

June 7, 2002

BY OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: National Semiconductor Corporation
Stockholder Proposal Submitted on behalf of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On June 3, 2002, we notified you of the intention of National Semiconductor Corporation, a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") and received by the Company on May 23, 2002. In our letter to you of June 3, 2002 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

The Request Letter raised several independent grounds for exclusion of the Proposal. One of these grounds, discussed in Section II.C of the Request Letter, related to the failure of the Fund to comply with the eligibility and procedural requirements of Rule 14a-8. Specifically, the Fund had failed to provide the requisite proof of record ownership of Company common stock. We noted at that time that although the 14-day correction period provided to the Fund under Rule 14a-8(f)(1) would not expire until June 12, 2002, the Company believed that it was in the best interest of all parties for the Company to submit promptly the Request Letter so as best to comply with Rule 14a-8(j). We noted that we would promptly notify the Staff should the Fund correct the procedural deficiency described in the Request Letter on a timely basis.

On June 4, 2002 the Company received correspondence from AmalgaTrust Company Inc. verifying that the Fund owned the requisite amount of Company stock for the requisite time period. The Company is satisfied that the submission of this additional correspondence corrects the procedural defect identified in section II.C of its Request Letter.

We continue to believe, however, for the reasons set forth in the Request Letter, that the Company may omit the Proposal for the reasons described in Sections II.A and II.B of the Request Letter.

Six copies of this letter are enclosed. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Barry A. Bryer, both of this office, at 212/403-1000 with any questions or comments regarding the foregoing.

Very truly yours,



David M. Silk

cc: (by overnight courier)

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington D.C. 20001

Mr. Edward J. Durkin (also by facsimile)
United Brotherhood of Carpenters, Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington D.C. 20001

Mr. John M. Clark III
Senior Vice President, General Counsel & Secretary
National Semiconductor Corporation
Legal Department
2900 Semiconductor Drive
MS G3-135
Santa Clara, California 95051



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

HAND DELIVERED AND EMAILED

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

July 16, 2002

Re: National Semiconductor Corporation and Carpenter's Pension Fund Shareholder Proposal

Dear Ladies and Gentlemen:

This letter is in response to the request by National Semiconductor Corporation ("Company") that the Staff of the Division of Corporation Finance ("Staff") concur in the Company's opinion that the shareholder proposal ("Proposal") submitted by the United Brotherhood of Carpenters Pension Fund ("Fund") may be omitted from the Company's proxy statement on the following grounds:

1. Rule 14a-8(i)(7): The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations, and
2. Rule 14a-8(i)(3): The Proposal Violates the Proxy Rules.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. A copy of this letter is being mailed on this date to the Company.

PROPOSAL

The precatory Proposal submitted to the Company states: "Resolved, that the shareholders of National Semiconductor Corporation ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives." If implemented the Proposal would compel the Company to include stock option expense in the Company's annual income statement.

At present, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-based Compensation, issued by the Financial Accounting Standards Board ("FASB") in 1995 requires that companies estimate the fair value of options at the grant date using an option-pricing model. Companies must then either take



a charge to earnings on their income statements, the "fair value-based method," or alternatively include a note to the financial statements that shows net income and earnings per share as if the cost had been charged to income, the "intrinsic value-based method" as set forth in the Accounting Principals Board Opinion No. 25. The Company uses the intrinsic value-based method for accounting for stock options and complies with the SFAS 123 requirement to provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. Currently, there are only two Standard & Poor companies, Winn-Dixie Corporation and Boeing Corporation, using the "fair value-based method" and recording the option costs as expenses on company income statements.

The Rule 14a-8(i)(7) Ordinary Business Operations Exclusion is Not a Basis for Excluding the Option Expensing Proposal.

On behalf of the Fund, it is requested that the Staff not concur with the Company's request not to recommend enforcement action if the Company omits the Proposal from its proxy materials. Our argument against the requested concurrence is twofold: First, we respectfully submit that previous Staff no-action letters regarding option expensing were wrongly decided and are not a proper basis for omission, and second, in the alternative, we argue that circumstances relating to the stock option expensing issue have changed since the Intel no-action letter and that the ordinary business operations exclusion is no longer a basis for concurring in the Company's omission of the Proposal.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." As set forth in Exchange Act Release No. 40018 (May 21, 1998), the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This general policy is based on two primary: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

The Company posits that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, that is, its choice of accounting methods. "Choice of accounting methods" no-action letters relating to non-stock option expensing proposals are cited in support of the Company's argument for concurrence. See, e.g., Travelers Group (February 5, 1998) (permitting exclusion of a proposal to utilize a particular accounting treatment of derivative financial instruments); The Boeing Company (March 6, 200) (permitting exclusion of a proposal to utilize a particular form of disclosure of pension trust fund assets). Additionally, no-action letters relating directly to the expensing of stock options issue are cited for support for exclusion on the Proposal. See, e.g., Intel (February 27, 2001); BellSouth Corp. (January 22, 2001); AT&T Corp. (January 8, 2001); General Electric Co. (December 22, 2000); Pfizer, Inc. (December 13, 2000).

We submit that these prior staff no-action letter decisions, specifically those directly relating to the expensing of stock options issue, do not support omission because they incorrectly characterize the highly controversial option expensing issue as a mere "choice of accounting methods." The option expensing issue addressed in the Proposal first and foremost goes to the core shareholder interest in income statements that accurately reflect a company's financial performance. The Proposal raises an issue that directly relates to key elements of corporate operations, including financial performance, executive compensation policy and practice, corporate strategy, executive performance and the perceived integrity of corporate financial reporting. The fact that Proposal implementation would result in the Company's utilization of a different accounting treatment for stock options does not reduce the Proposal to a mere choice between two accounting methods.

The heated and "divisive" public debate associated with the options expensing issue during the FASB deliberations on the issue in the mid-90's and the continued intense resistance to calls for mandatory option expensing reveal the extraordinary significance of the issue. Stock options are the central component of most corporate executive compensation programs, and as stock option use has increased so has the intensity of the debate about whether or not to expense options. In 1995, FASB, after what it called an "extraordinarily controversial" debate, issued SFAS 123 described briefly above. FASB, in its "Basis for Conclusions" with the release of SFAS 123 stated:

> The Board chose a disclosure-based solution for stock-based employee compensation to bring closure to the divisive debate on this issue – not because it believes that the solution is the best way to improve financial accounting and reporting.

FASB's statement is evidence of an intense debate that included Congressional challenges to the existence of FASB by the opponents of stock option expensing. The SFAS 123 compromise was about high-profile power politics trumping sound accounting policies and practices. "The assault on the Financial Accounting Standards Board when it took up this issue a few years back was dazzling in its ferocity- so much so that the FASB abandoned it own convictions and backed down." See, "Fed Chairman Stays Firm on Idea That Options Should be Expensed," *The Wall Street Journal*, April 9, 2002. Given the constant and passionate public debate on this issue since the issuance of SFAS 123, one should not accept the characterization of a proposal addressing the option expensing issue as a mere "choice of accounting method."

An examination of the role of stock options in executive and employee compensation programs highlights the significance of the option expensing issue. Many respectable commentators, market and investment analysts, and academics argue that the non-expensing of options has created "cost-free compensation" and spurred the tremendous growth in the number of stock options issued. Several key measures of stock option use, including the percentage of stock options relative to overall executive compensation, stock dilution or "overhang," and the corporate income impact of stock option expensing reveal the explosive growth in the use of corporate stock options. The size of executive grants has grown dramatically over the past decade, with options representing an increasingly large percentage of overall executive compensation. In 1992 the median value of options granted to chief executive officers at S&P 1,500 firms was approximately 16% of their total compensation. By 1998, the figure has grown to 35% of total compensation. See, Table 2 in Perry and Zenner (2000). Stock option "overhang," defined as stock options granted, plus those remaining to be granted, as a percentage of the total shares outstanding at a given company, has grown dramatically over the past decade because of larger executive option grants and increased option eligibility. At a typical firm, stock option overhang has grown to an average of 13% from approximately 5.4% in 1990. See, Watson Wyatt Worldwide, "Stock Option Overhang: Shareholder Boon or Shareholder Burden,"(The 2001 Study). Studies on the level of corporate earnings underreporting due to the non-expensing of options indicate that the estimated after-tax stock compensation expense for 2001 was nearly $47 billion for the S&P 500 firms, an increase of 30% from 2000. As a result of these companies choosing not to expense stock options, their earnings were overstated by 31%, an extraordinary figure. See, The Analyst's Accounting Observer, Volume 11, No. 9 & 10, "2001 Stock Compensation: 500 The Hard Way." And Sanford C. Bernstein & Company, a respected Wall Street investment firm, estimates that if the nation's 500 largest companies had deducted the cost of options from their revenues, their annual profit growth from 1995 to 2000 would have been 6% instead of the 9% reported.

Numerous commentators and articles have noted the profound effects of the dramatic increase in the use of stock option grants over the past several years. In a July 12, 2002, *New York Times* editorial entitled "How Stock Options Lead to Scandal," Walter Cadette, a senior scholar at the Levy Institute of Bard College and a retired vice president at J.P. Morgan & Company observed:

> In his speech about corporate fraud and abuse, President Bush mentioned stock options only once — and then to endorse an existing proposal to require shareholder approval of all options plans. His endorsement is welcome, but it is woefully inadequate: the stock-options culture is at the root of the current scandals on Wall Street.
>
> Options, which are not counted as an expense and thus inflate earnings, bring with them a powerful incentive to cheat. They hold out the promise of wealth beyond imagining. All it takes is a set of books good enough to send a stock price soaring, if only for a while. If real earnings are not there, they can be manufactured — for long enough, in any case, for executives to cash out. This, in essence, is what happened at Enron, WorldCom, and Xerox — indeed, at quite a long list of companies. That

> list is bound to grow, judging by the findings of a study I published with two colleagues last year.
>
> . . . .
>
> In all, according to our study, corporate America appears to be overstating its earnings by at least 20 percent. About half of the exaggeration reflects the lack of any recorded expense for options; the other half, manipulated operating earnings.
>
> The conventional wisdom holds that options encourage good management and better corporate governance because they align the interests of executives and shareholders. Nothing could be further from the truth.
>
> Most shareholders — that is, the vast majority of the public that buys stock on the market — have the potential for loss as well as gain. With an option, the potential for loss is quite small; if the share price falls below the option price, the option simply becomes worthless. But the potential for gain is huge. The asymmetry encourages executives to downplay risk, if not ignore it, in the quest for returns.
>
> That is why the 90's produced burdensome excess capacity in many industries, especially telecommunications and the technology industry, where option awards are most common. For executives, it made sense to go for broke with expansion plans. Big option payoffs came only with rapid growth, not with steady earnings.
>
> So what can be done? There can be no real reform without honest accounting for stock options. A decade ago, the Financial Accounting Standards Board recommended that options be counted as a cost against earnings, like all other forms of compensation, but corporate lobbyists resisted and Congress did their bidding. Alan Greenspan and Warren Buffett, among others, are calling for the same change now, but it remains to be seen whether the accounting profession can act without Congressional interference. Treating options like other forms of pay would make executive compensation transparent, diminish the temptation to cook the books and make managers less inclined toward excessive risk-taking.

We hasten to add that we are not accusing the Company of engaging in any of the fraudulent or improper accounting practices in which so many companies have apparently engaged. Rather, we strongly make the point that it is absurd to contend that this issue of expensing stock options is a matter of ordinary business beyond the capacity and right of shareholders to comprehend.

The option expensing issue cannot be viewed as a simple choice of accounting methods. First, the significant overstatement of earnings is not "fundamental to management's ability to run a company" or something that "could not, as a practical matter, be subject to direct shareholder oversight." Shareholders need and our financial markets depend on corporate financial reports providing an accurate and complete picture of corporate earnings. Shareholder oversight on this issue is appropriate in that it is both practical and does not involve an issue or task "so fundamental to management's ability to run a company on a day-to-day basis." Further, shareholder voting on the stock option expensing issue does not involve a matter of "a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." It is a remarkable proposition for a company to tell shareholders that giving them accurate earnings figures is too complex for shareholders to understand. To the contrary, our markets are in crisis today because far too many companies seek to make this straightforward exercise overly complex. Indeed, we note that shareholders are given the right to vote whether to authorize stock for stock option plans. The expensing stock option issue raised by the Proposal is a very straightforward and clear-cut issue. Shareholders are quite capable of making an "informed judgment" on the issue.

Developments since the Intel, General Electric and other Option Expensing No-Action Decisions Justify a Reversal of Those No-Action Letter Positions.

It is also argued that developments in the financial markets and corporate governance arena have changed so dramatically since Intel (February 27, 2001) that the option expensing issue should no longer be properly omitted on the basis of Rule 14a-8(i)(7). Since late 2001, public, regulatory, legislative, and legal debates have erupted in response to a continuing series of corporate accounting scandals that have devastated investors and employees, while undermining investor confidence in the integrity of corporate financial reporting. The total costs in lost investment value related to specific company scandals and the broader investor retreat from the market is impossible to precisely quantify, but there is no question that investors have lost tens of billions, if not hundreds of billions, of dollars. There are various factors at work that have created the current crisis of confidence in the market, including fraudulent corporate reporting produced by a system that does not demand the independence of audit firms from corporate clients, corporate management malfeasance, compliant corporate boards, and in the minds of many, the increase in the use of stock options. Many in fact consider the tremendous increase in stock option issuance and the non-expensing of options as core causes: "Stock options are crucial to both the misrepresentation and the enrichment that have caused a crisis of confidence in business and financial markets. Options are doled out as free money to executives and are the force behind the increasingly lucrative compensation packages at American companies. Because they are tied to the company's performance, they can be powerful incentive for executives to make their results look better than they actually are." See, "Bush Failed to Stress Need to Rein in Stock Options," *The New York Times*, July 11, 2002.

Within the broad public debate over how best to address the lack of integrity and accuracy in corporate financial reporting, the stock option issue has emerged as "a consistent topic of widespread public debate." Many argue that the non-expensing of options by nearly every publicly traded U.S. corporation is a contributing factor to the lack of confidence in corporate financial reporting. See, "How Stock Options Lead to Scandal," *The New York Times*, July 12, 2002; "Too Soft on Stock Options," *The Washington Post*, July 15, 2002; "Stock Options Come Under Fire in the Wake of Enron's Collapse," *The Wall Street Journal*, March 26, 2002. Others in the public debate see stock option expensing as part of a comprehensive plan of reform designed to improve the accuracy of financial reporting and reign in the escalating use of stock options in executive compensation. See, "Stock-Option Accounting Hides in the Shadows of the Financials," *The Wall Street Journal*, March 21, 2002; "Measures Not Likely to End Abuses," *The Washington Post*, July 10, 2002; "The Free Market Needs New Rules," by Senator John McCain, *The New York Times*, July 8, 2002; "Corporate Integrity Talk is Heard in Street and Suite," *The New York Times*, July 10, 2002; "Fed Chairman Stays Firm on Idea That Options Should be Expensed," *The Wall Street Journal*, April 9, 2002; "Let the Reforms Begin," *BusinessWeek*, July 22, 2002; "Bush Should Take Three Steps for Cause of Corporate Ethics," *The Wall Street Journal*, July 9, 2002. And Congress once again is engaged in a heated debate on the issue. See, "Stock-Options Reforms Face Long Odds With Lawmakers," *The Wall Street Journal*, July 10, 2002; "The Campaign to Keep Options Off the Ledger," *BusinessWeek*, July 15, 2002; "McCain Accounting Proposal Scuttled," *The Washington Post*, July 12, 2002. If the stock option expensing issue ever was an "ordinary business matter," it clearly is not today. Today the issue is in the middle of a broad public debate that is critical to the interests of all investors and citizens.

As the intensity of the debate continues to increase, individual companies are beginning to see the expensing stock option issue as an important component of the remedial actions necessary to restore integrity to the financial reporting system. See, "Reforms Underway at Some Companies," *The Washington Post*, July 16, 2002. It is interesting to note that the first major corporation to move to expensing option as a result of the current turmoil in the markets noted that the change to expense all options "ensures that our earnings will more clearly reflect economic reality when all compensation costs are recorded in the financial statements." See, "The Coca-Cola Company Will Expense All Stock Options," Press Release, July 14, 2002.

As "a consistent topic of widespread public debate," the option expensing issue should not be considered an "ordinary business matter" protected from shareholder consideration. Rather, as the public debate indicates, the option expensing issue is an issue that should be before shareholders, who are arguably best suited to determining corporate policy on the matter.

The Rule 14a-8(i)(3) False and Misleading Exclusion is Not a Basis for Excluding the Option Expensing Proposal.

The Company argues that the second paragraph of the supporting statement is false and misleading and should be excluded (or at least deleted from the supporting statement) under Rule 14a-8(i)(3). The Company claims "[t] he Proposal refers to 'the compelling logic advanced by S&P for including stock option costs in earnings statements,' and implies that the S&P Report supports the Proposal." However, the Company fails to satisfy its burden of persuasion under Rule 14a-8(i)(3) for the S&P Report does support the Proposal. The Company's 14a-8(i)(3) argument is no more than an attempt to divert attention from the Proposal's focus on shareholders' undeniable right to be given an accurate picture of the Company's earnings.

The Proposal cites S&P's recent report entitled "Measures of Corporate Earnings" to demonstrate, as stated in the report:

> Many observers agree that an impartial organization should act as a forum for discussions of how earnings should be defined and measured. . . . As the publisher of the leading database of corporate financial data . . . Standard & Poor's is well positioned for this task.

In the supporting statement we correctly note that Standard & Poor's believes that stock options should be included in the calculation of "core earnings," especially since, according to S&P, "options expense could lower Core Earnings by as much as 10%." In fact, S&P stated, "Standard & Poor's believes that information on employee stock option grant expenses is important and should be available on a complete and timely basis." *Measures of Corporate Earnings*, May 14, 2002, Standard & Poor's.

As the Company correctly notes S&P stated that it "takes no position on questions of how employee stock options should be taxed, related questions of how to account for options, or issues of when they should or should not be used." The Proposal, not S&P, requests that the Company's Board of Directors adopt a policy and practice of expensing the costs of all future executive stock options. In support of this Proposal, we correctly note that the logic behind S&P's new measurement of core earnings is compelling and supports expensing options. The compelling logic is that shareholders have a right to accurate disclosure of earnings, currently companies do not accurately reflect in their earnings statements the costs of options, and, if they did, on average, earnings would be 10 percent less. Nothing in the supporting statement is false and misleading and the Proposal should not be omitted from the Company's Proxy Statement.[1]

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department

cc. John M.Clark, III, National Semiconductor Corporation

[1] If the Staff disagrees with us, the remedy is not to delete the entire second paragraph of the supporting statement, but rather to require the Fund to revise the paragraph to delete any reference to S&P's support for including stock option costs in earnings statements.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: National Semiconductor Corporation
Incoming letter dated June 3, 2002

The proposal requests that the board of directors establish a policy and practice of expensing in the company's annual income statement the costs of all future stock options issued to Company executives.

There appears to be some basis for your view that National Semiconductor may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business matters, (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if National Semiconductor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which National Semiconductor relies.

We note that National Semiconductor did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required under rule 14a-8(j). Noting the circumstances of the delay, we hereby waive the 80-day requirement.

Sincerely,



Keir Devon Gumbs
Special Counsel